Avenue Therapeutics, Inc.

1111 Kane Concourse, Suite 301

Bay Harbor Islands, Florida 33154

VIA EDGAR

October 30, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joshua Gorsky

Re:	Avenue Therapeutics, Inc. Registration Statement on Form S-1 (Reg. No. 333-274562) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Avenue Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 9:00 a.m. Eastern time, on October 31, 2023, or as soon as practicable thereafter. The Company hereby authorizes Rakesh Gopalan or David Wolpa, both of whom are attorneys at the Company’s outside legal counsel, McGuireWoods LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Gopalan at (704) 343-2275 or Mr. Wolpa at (704) 343-2185.

Thank you for your assistance in this matter.

Very truly yours,

Avenue Therapeutics, Inc.

/s/ Alexandra MacLean
Name:	Alexandra MacLean
Title:	Chief Executive Officer

cc (via email):	Rakesh Gopalan and David Wolpa, McGuireWoods LLP Barry Grossman, Sarah Williams, Matthew Bernstein, Ellenoff Grossman & Schole LLP Eric Cheng, Maxim Group LLC